



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/26/12

January 16, 2013

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/16/13

Re: The Coca-Cola Company
Incoming letter dated December 17, 2012

Dear Mr. Chevedden:

This is in response to your letters dated December 26, 2012 and January 8, 2013 concerning the shareholder proposal submitted to Coca-Cola by James McRitchie. On December 21, 2012, we issued our response expressing our informal view that Coca-Cola could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosures

cc: Jared M. Brandman
The Coca-Cola Company
jbrandman@coca-cola.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Coca-Cola Company (KO)
Special Meeting
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 17, 2012 company request concerning this rule 14a-8 proposal.

There is still no progress report on the secretive company intention to have a 2013 management proposal.

This secretive tentative proposal, on a topic the company could care less about until the rule 14a-8 proposal was submitted, could very well eventually propose a highly-conditional right under the narrowest of circumstances.

The company will scuttle its tentative proposal if the rule 14a-8 proposal is withdrawn.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
James McRitchie

Jared Brandman <jbrandman@coca-cola.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Coca-Cola Company (KO)
Special Meeting
James McRitchie

Ladies and Gentlemen:

This is in regard to the December 17, 2012 company request concerning this rule 14a-8 proposal.

The company intention to submit a management proposal is a hollow intention. If this proposal were withdrawn today this company intention would vaporize faster than the tape in the opening segment of the Mission Impossible TV series.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
James McRitchie

Jared Brandman <jbrandman@coca-cola.com>